

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2023

John R. Hartung
Chief Financial and Administrative Officer
Chipotle Mexican Grill, Inc.
610 Newport Center Drive, Suite 1100
Newport Beach, CA 92660

> **Re: Chipotle Mexican Grill, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **File No. 001-32731**

Dear John R. Hartung:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Revenue, page 23

1.   We note per the risk factor on page 9 and the discussion of costs on page 23 that you implemented several menu price increases in 2022. Please quantify and discuss the extent to which changes in food and beverage revenue are attributable to changes in prices pursuant to Item 303(b)(2)(iii) of Regulation S-K. This comment also applies to Form 10-Qs.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Stephen Kim at 202-551-3291 or Theresa Brillant at 202-551-3307 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services